Exhibit 99.1

Cenovus Announces Tender Offers for Certain Outstanding

Series of Notes

Calgary, Alberta (August 26, 2022) - Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced today the commencement of tender offers to purchase for cash certain of its outstanding series of notes listed in the table below (collectively, the “Notes”) for an aggregate purchase price, excluding accrued and unpaid interest, of up to $1.5 billion.

References to “$” in this news release are to United States dollars, unless otherwise indicated.

	Title of Security	CUSIP/ ISIN	Principal Amount Outstanding	Maximum Amount(1)	Acceptance Priority Level(2)	U.S. Treasury Reference Security	Bloomberg Reference Page	Fixed Spread	Early Tender Payment (3)(4)
Pool 1 Tender Offers	4.250% Notes due 2027	15135UAM1 / US15135UAM18 15135UAL3 / US15135UAL35 (144A) C23555AF9 / USC23555AF96 (Reg S)	$961,851,000	$1,000,000,000	1	3.125% UST due 8/31/27	FIT1	+120 bps	$30
	4.400% Notes due 2029	448055AP8 / US448055AP89	$750,000,000		2	2.750% UST due 8/15/32	FIT1	+155 bps	$30
	4.450% Notes due 2042	15135UAH2 / US15135UAH23	$155,264,000		3	3.375% UST due 8/15/42	FIT1	+255 bps	$30
	5.200% Notes due 2043	15135UAK5 / US15135UAK51	$57,726,000		4	3.375% UST due 8/15/42	FIT1	+255 bps	$30
	5.375% Notes due 2025	15135UAS8 / US15135UAS87	$665,674,000		5	3.125% UST due 8/15/25	FIT1	+70 bps	$30
	5.400% Notes due 2047	15135UAR0 / US15135UAR05 15135UAQ2 / US15135UAQ22 (144A) C23555AH5 / USC23555AH52 (Reg S)	$799,872,000		6	2.875% UST due 5/15/52	FIT1	+205 bps	$30

Pool 2 Tender Offers	6.750% Notes due 2039	15135UAF6 / US15135UAF66	$1,390,534,000	$500,000,000	1	3.375% UST due 8/15/42	FIT1	+215 bps	$30
	6.800% Notes due 2037	448055AD5 / US448055AD59	$386,773,000		2	2.750% UST due 8/15/32	FIT1	+250 bps	$30
	5.250% Notes due 2037	15135UAP4 / US15135UAP49 15135UAN9 / US15135UAN90 (144A) C23555AG7 / USC23555AG79 (Reg S)	$583,102,000		3	2.750% UST due 8/15/32	FIT1	+215 bps	$30

(1)

$1,000,000,000 represents the maximum aggregate purchase price payable, excluding accrued and unpaid interest (the “Pool 1 Maximum Amount”), in respect of the 4.250% Notes due 2027, 4.400% Notes due 2029, 4.450% Notes due 2042, 5.200% Notes due 2043, 5.375% Notes due 2025 and 5.400% Notes due 2047 which may be purchased in the Pool 1 Tender Offers. $500,000,000 represents the maximum aggregate purchase price payable, excluding accrued and unpaid interest (the “Pool 2 Maximum Amount” and, together with the Pool 1 Maximum Amount, the “Maximum Amounts”), in respect of the 6.750% Notes due 2039, 6.800% Notes due 2037 and 5.250% Notes due 2037 which may be purchased in the Pool 2 Tender Offers.

(2)

Subject to the Maximum Amounts and proration, if applicable, the principal amount of each series of Notes that is expected to be purchased in each tender offer will be determined in accordance with the applicable Acceptance Priority Level (in numerical priority order) specified in this column.

(3)	Per $1,000 principal amount of Notes validly tendered prior to or at the Early Tender Date (as defined below) and accepted for purchase.
(4)

The Total Consideration (as defined below) for each series of Notes validly tendered prior to or at the Early Tender Date and accepted for purchase is calculated using the applicable Fixed Spread and is inclusive of the applicable Early Tender Payment. The Total Consideration for each series of Notes does not include accrued and unpaid interest, which will be payable in addition to the applicable Total Consideration.

The tender offers are being made upon the terms and subject to the conditions described in the offer to purchase dated August 26, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which sets forth a detailed description of the tender offers. Cenovus reserves the right, but is under no obligation, to increase or decrease either of the Maximum Amounts in the table above in its sole discretion, at any time, without extending or reinstating withdrawal rights, subject to compliance with applicable law.

The tender offers for the Notes will expire at midnight, New York City time, at the end of September 23, 2022, or any other date and time to which Cenovus extends the applicable tender offer (such date and time, as it may be extended with respect to a tender offer, the “Expiration Date”), unless earlier terminated. Holders of Notes must validly tender and not validly withdraw their Notes prior to or at 5:00 p.m., New York City time, on September 9, 2022 (such date and time, as it may be extended with respect to a tender offer, the applicable “Early Tender Date”), to be eligible to receive the applicable Total Consideration, which is inclusive of an amount in cash equal to the amount set forth in the table above under the heading “Early Tender Payment” (the “Early Tender Payment”), plus accrued and unpaid interest. If a holder validly tenders Notes after the applicable Early Tender Date but prior to or at the applicable Expiration Date, the holder will only be eligible to receive the applicable Late Tender Offer Consideration (as defined below), plus accrued and unpaid interest.

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The applicable consideration (the “Total Consideration”) offered per $1,000 principal amount of each series of Notes validly tendered and accepted for purchase pursuant to the applicable tender offer will be determined in the manner described in the Offer to Purchase by reference to the applicable Fixed Spread for such Notes plus the applicable yield based on the bid-side price of the applicable U.S. Treasury Reference Security at 10:00 a.m., New York City time, on September 12, 2022. The Late Tender Offer Consideration is equal to the Total Consideration minus the Early Tender Payment. Holders will also receive accrued and unpaid interest on Notes validly tendered and accepted for purchase from the applicable last interest payment date up to, but not including, the applicable settlement date.

Cenovus intends to fund the purchase of validly tendered and accepted Notes with cash on hand and certain short-term borrowings.

The tender offers will expire on the applicable Expiration Date. Provided that the conditions of the applicable tender offer are satisfied, and except as set forth below, payment for the Notes validly tendered prior to or at the Expiration Date and accepted for purchase will be made on a date promptly following the Expiration Date, which is currently anticipated to be September 27, 2022, the second business day after the Expiration Date. Cenovus reserves the right, in its sole discretion, to make payment for Notes validly tendered prior to or at the Early Tender Date and accepted for purchase on an earlier settlement date, which, if applicable, is currently anticipated to be September 13, 2022, the second business day after the Early Tender Date.

Tendered Notes may be withdrawn prior to or at, but not after, 5:00 p.m., New York City time, on September 9, 2022, unless extended or earlier terminated by Cenovus.

All Notes accepted for purchase will be retired and cancelled and will no longer remain outstanding obligations of Cenovus.

The tender offers are subject to the satisfaction or waiver of certain conditions, which are specified in the Offer to Purchase. The tender offers are not conditioned on any minimum principal amount of Notes being tendered.

Information relating to the tender offers

The Offer to Purchase is being distributed to holders beginning today. BofA Securities, J.P. Morgan Securities LLC and Mizuho Securities USA LLC are the lead dealer managers and BMO Capital Markets Corp. and CIBC World Markets Corp. are the co-dealer managers for the tender offers. Investors with questions regarding the terms and conditions of the tender offers may contact BofA Securities at (888) 292-0070 (toll-free) or (980) 387-3907 (collect) or by email at debt_advisory@bofa.com, J.P. Morgan Securities LLC at (866) 834-4666 (toll-free) or (212) 834-3554 (collect) and Mizuho Securities USA LLC at (866) 271-7403 (toll-free) or (212) 205-7736 (collect). D.F. King & Co., Inc. is the tender and information agent for the tender offers. Investors with questions regarding the procedures for tendering Notes may contact the tender and information agent by email at cve@dfking.com, or by phone at (212) 269-5550 (for banks and brokers only) or (888) 644-5854 (for all others, toll-free).

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Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance.

The full details of the tender offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders are strongly encouraged to read carefully the Offer to Purchase, including materials incorporated by reference therein, because they contain important information. The Offer to Purchase may be downloaded from D.F. King & Co., Inc.’s website at www.dfking.com/cve or obtained from D.F. King & Co., Inc., free of charge, by calling (212) 269-5550 (for banks and brokers only) or (888) 644-5854 (for all others, toll-free).

This news release does not constitute an offer to purchase, or a solicitation of an offer to sell, or the solicitation of tenders with respect to, the Notes. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The tender offers are being made solely pursuant to the Offer to Purchase made available to holders of the Notes. None of Cenovus or its affiliates, their respective boards of directors, the dealer managers, the tender and information agent or the trustee with respect to any series of Notes is making any recommendation as to whether or not holders should tender or refrain from tendering all or any portion of their Notes in response to the tender offers. Holders are urged to evaluate carefully all information in the Offer to Purchase, consult their own investment and tax advisors and make their own decisions whether to tender Notes in the tender offers, and, if so, the principal amount of notes to tender.

Advisory

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future, based on certain assumptions made in light of the company’s experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Forward-looking information in this document is identified by words such as “may” or “will”, or similar expressions and includes suggestions of future outcomes, including statements about: the purchase of the Notes; the expected source of funds for the tender offers; the deadlines, determination dates and settlement dates specified herein in regards to the tender offers; increasing or decreasing the Maximum Amounts; and the payment of accrued and unpaid interest.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release is based include: risks related to the acceptance of any tendered Notes, the availability of funding for the tender offers on acceptable terms, the expiration and settlement of the tender offers, the satisfaction of conditions to the tender offers, whether the tender offers will be consummated in accordance with the terms set forth in the Offer to Purchase or at all, and the timing of any of the foregoing.

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Readers are cautioned that other events or circumstances, although not listed above, could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. For a full discussion of material risk factors, refer to “Risk Management and Risk Factors” in Cenovus’s Management’s Discussion and Analysis for the year ended December 31, 2021 and in Cenovus’s Management’s Discussion and Analysis for the three and six months ended June 30, 2022 and to the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on its website at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. Cenovus is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and common share purchase warrants are listed on the Toronto Stock Exchange and the New York Stock Exchange, and Cenovus’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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